UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. (Bradesco), in compliance with the Systematic of Monthly Payment of Interest on Shareholders’ Equity (Systematic) and considering the publication of Supplementary Law No. 224/25 ("LC"), on 12.26.2025, rectifies the income tax rate and the net values per share reported in the Notice to Shareholders disclosed on 12.18.2025.

The new amounts to be paid to shareholders registered in the Company’s records on the declaration dates and base dates of entitlement will be of R$0.017249826 per common share and R$0.018974809 per preferred share, which, net of the net withholding income tax of seventeen point five percent (17.5%), correspond to R$0.014231106 per common share and R$0.015654217 per preferred share, except for legal entity shareholders who are exempted from such taxation, who will receive by the declared value.

The payments will be made as follows:

•                 to the Shareholders with shares deposited in the Company and with the updated registration and banking details, upon credit to be made into the current accounts of the financial institutions informed by them;

•                 to the Shareholders with shares in custody at B3 S.A. - Brasil, Bolsa, Balcão, through the institutions and/or brokers that maintain their positions in custody.

The shareholders that do not have their details updated should go straight to the Bradesco branch of their preference, with Individual Taxpayer’s ID, Identity Card and proof of residence, to update their registration details and receive the respective values to which they are entitled.

Bradesco clarifies that its current Systematic, as well as the schedule transcribed below, remain unchanged and that it will inform the market, in a timely manner, of any changes of dates and/or values contained in this Notice.

Month to which it referred	Date of declaration and base date of Right	Date “ex-right”	Payment Date
January	January 2, 2026	January 5, 2026	February 2, 2026
February	February 2, 2026	February 3, 2026	March 2, 2026
March	March 2, 2026	March 3, 2026	April 1st, 2026
April	April 1st, 2026	April 2, 2026	May 4, 2026
May	May 4 2026	May 5, 2026	June 1st, 2026
June	June 1st, 2026	June 2, 2026	July 1st, 2026
July	July 1st, 2026	July 2, 2026	August 3, 2026
August	August 3, 2026	August 4, 2026	September 1st, 2026
September	September 1st, 2026	September 2, 2026	October 1st, 2026
October	October 1st, 2026	October 2, 2026	November 3, 2026
November	November 3, 2026	November 4, 2026	December 1st, 2026
December	December 1st, 2026	December 2, 2026	January 4, 2027

Cidade de Deus, Osasco, SP, January 23, 2026

Sincerely,

Banco Bradesco S.A.

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 23, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.